Exhibit 4.1

 DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The common stock, par value $0.001 per share (“Common Stock”) of J. Alexander’s Holdings, Inc. (the “Company,” “we,” “us” or “our”) is registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following summary description of our Common Stock is not complete and is subject to, and qualified in its entirety by, the Company’s Amended and Restated Charter, as amended (the “Charter”) and the Company’s Amended and Restated Bylaws, as amended (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We recommend that shareholders (existing or potential) review our Charter, Bylaws and the applicable provisions of the Tennessee Business Corporation Act for additional information.

Authorized Capital

Our authorized capital stock consists of 30,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Voting rights. The holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of our Common Stock do not have the right to cumulate their votes with respect to the election of directors or any other matters.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors of the Company out of funds legally available therefor.

Rights upon liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of our debts and other liabilities, subject to prior distribution rights of preferred stock then outstanding.

Other rights. The holders of our Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of holders of our Common Stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences and limitations thereof, including dividend rights, specification of par value, conversion rights, voting rights, terms of redemption, specification of par value, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. No shares of our preferred stock are currently issued and outstanding.

Listing and Transfer Agent

Our Common Stock is listed on the New York Stock Exchange under the symbol “JAX.” Computershare Investor Services LLC is the transfer agent and registrar for our Common Stock.

Anti-Takeover Effects of Our Charter and Bylaws

Some provisions of our Charter and Bylaws could make the acquisition of control of the Company by means of a proxy contest or otherwise or the removal of our incumbent officers and directors difficult. For example, our Charter and Bylaws:

•	classify our board of directors into three classes with staggered three-year terms, which may delay or prevent a change of our management or a change in control;
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authorize the issuance of “blank check” preferred stock that could be issued by us upon approval of our board of directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

•	do not permit cumulative voting in the election of directors, which could otherwise make it easier for a smaller minority of shareholders to elect director candidates;
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provide that directors may be removed only for cause and by the affirmative vote of 66 ⅔% of the voting power of the shares entitled to vote for the election of directors, voting as a single class, or the affirmative vote of a majority of the board of directors then in office, and provide for the filling of vacancies (including vacancies created by an increase in the number of directors or removal for cause) only by a majority of the directors then in office;

•	provide that special meetings of the shareholders may be called only by or at the direction of our board of directors, the chairman of the board of directors or our chief executive officer;
•	require advance notice to be given in proper form by shareholders for any shareholder proposals or director nominees;
•	require the affirmative vote of 66 ⅔% of the voting power of the shares entitled to vote for the election of directors, voting as a single class, to amend certain provisions of our Charter;
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allow our board of directors to adopt, amend or repeal our Bylaws but only allow shareholders to amend or repeal our Bylaws upon the approval of 66 ⅔% or more of the voting power of all of the outstanding shares of our capital stock entitled to vote for the election of directors, voting as a single class;

•	eliminate personal liability of our directors from monetary damages for breach of fiduciary duty to the fullest extent permitted by the laws of the state of Tennessee; and
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grant our directors and officers a right to indemnification and advancement of expenses related to claims or suits that arose out of their position as a director or officer of the Company or were serving at the request of the Company as directors or officers of another corporation.

These provisions are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and the benefits of this increased protection outweigh the disadvantages of discouraging those proposals because negotiation of those proposals could result in an improvement of their terms.

Tennessee Anti-Takeover Statutes

The Tennessee Business Combination Act

We are subject to the Tennessee Business Combination Act. Under the Tennessee Business Combination Act, subject to certain exceptions, we may not engage in any “business combination” with an “interested shareholder” for a period of five years after the date on which the person became an interested shareholder unless the “business combination” or the transaction in which the shareholder becomes an “interested shareholder” is approved by our board of directors prior to the date the “interested shareholder” attained that status.

For purposes of the Tennessee Business Combination Act, “business combinations” generally include:

•	mergers, consolidations or share exchanges;

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sales, leases, exchanges, mortgages, pledges, or other transfers of assets representing 10% or more of the market value of consolidated assets, the market value of our outstanding shares, or our consolidated net income;

•	issuances or transfers of shares from us to the interested shareholder;

•	plans of liquidation or dissolution or any reincorporation in another jurisdiction;

•	transactions in which the interested shareholder’s proportionate share of the outstanding shares of any class of securities is increased; or

•	financing arrangements pursuant to which the interested shareholder, directly or indirectly, receives a benefit except proportionately as a shareholder.

Subject to certain exceptions, an “interested shareholder” generally is a person who, together with his or her affiliates and associates, owns, or within five years did own, 10% or more of our outstanding voting stock.

After the five-year moratorium, we may complete a business combination if the transaction complies with all applicable requirements in our Charter and Bylaws, applicable Tennessee law and:

•	is approved by at least two-thirds of the outstanding voting stock not beneficially owned by the interested shareholder; or

•

meets certain fair price criteria including, among others, the requirement that the per share consideration received in any such business combination by each of the shareholders is equal to or higher than the highest of (a) the highest per share price paid by the interested shareholder for shares of the same class or series within the five-year period immediately prior to the announcement date with respect to such business combination or within the five-year period immediately prior to the transaction in which such interested shareholder became an interested shareholder, whichever is higher, in each case, plus interest thereon from such date at a treasury bill rate; less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash since such earliest date, up to the amount of such interest, (b) the highest preferential amount, if any, such class or series is entitled to receive on liquidation plus the aggregate amount of any dividends declared or due, or (c) the market value of the shares on either the date the business combination is announced or the date when the interested shareholder reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

Tennessee Control Share Acquisition Act

Under our Charter, we are subject to the Tennessee Control Share Acquisition Act. The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. “Control shares” are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third, or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that cause it to exceed each of these thresholds will be deemed to be control shares. However, voting rights can be restored to control shares by a resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.

Tennessee Greenmail Act

Our Common Stock is traded on the New York Stock Exchange and, therefore, is subject to the Tennessee Greenmail Act. The Tennessee Greenmail Act prohibits a Tennessee corporation from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price for such shares during the 30 trading days preceding the purchase and sale or the 30 trading days preceding the commencement of a tender offer or announcement of an intention to seek control of the corporation if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than three percent of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

Tennessee Investor Protection Act

We are subject to the Tennessee Investor Protection Act. Under the Tennessee Investor Protection Act, unless a company’s board of directors has recommended a Takeover Offer (as defined below) to shareholders, no offeror beneficially owning five percent or more of any class of equity securities of the offeree company, any of which was purchased within one year prior to the proposed Takeover Offer (unless the offeror, before making such purchase, has made a public announcement of its intention with respect to changing or influencing the management or control of the offeree company, has made a full, fair and effective disclosure of such intention to the person from whom the offeror intends to acquire such securities and has filed with the Tennessee Commissioner of Commerce and Insurance (the “Commissioner”) and the offeree company a statement signifying such intentions and containing such additional information as the Commissioner by rule prescribes), may offer to acquire any class of equity security of an offeree company pursuant to a tender offer if after the acquisition thereof the offeror would be directly or indirectly a beneficial owner of more than 10% of any class of outstanding equity securities of the offeree company (a “Takeover Offer”). Such an offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a Takeover Offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If an offeror makes a Takeover Offer for less than all the outstanding equity securities of any class, and if the number of securities tendered is greater than the number the offeror has offered to accept and pay for, the securities shall be accepted pro rata. If an offeror varies the terms of a Takeover Offer before its expiration date by increasing the consideration offered to offeree, the offeror shall pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.